Exhibit 99.1

Swvl Secures a New Up to $1.5 Million Multi-Year Contract in Saudi Arabia, Expanding Its Healthcare Mobility Footprint Across the GCC

DUBAI, United Arab Emirates, February 9, 2026 (GLOBE NEWSWIRE) — Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a leading provider of technology-enabled mass mobility solutions, today announced the signing of a new three-year contract valued at up to $1.5 million in the Kingdom of Saudi Arabia (“KSA”), marking a significant expansion of its healthcare mobility operations across the Gulf Cooperation Council (“GCC”).

The agreement will support patient, medical staff, and equipment transportation across healthcare facilities, leveraging Swvl’s technology platform to enable dynamic route planning, real-time dispatching, and operational optimization. The deployment is designed to support on-demand and time-critical mobility requirements while maintaining high standards of safety, service quality, and operational visibility.

The agreement reinforces Swvl’s strategy of expanding into high-value, mission-critical verticals where transportation complexity and service reliability are essential. Healthcare has emerged as a key focus area for the Company across the GCC, driven by increasing demand for scalable solutions that can efficiently move patients, nurses, doctors, and medical equipment across multi-site and shift-based operations.

The Company believes the deployment will leverage Swvl’s full technology and operations stack to deliver optimized routing, improved fleet utilization, and real-time performance visibility, enabling healthcare providers to better manage dynamic demand while maintaining predictable service levels.

“Saudi Arabia represents one of the most strategic growth markets for Swvl in the region,” said Mostafa Kandil, Chief Executive Officer at Swvl. “Securing an up to $1.5 million multi-year healthcare contract reflects the growing demand for technology-enabled mobility solutions that can support complex, time-sensitive operations while maintaining safety, reliability, and operational control.”

The announcement follows a series of recent multi-year enterprise contract wins by Swvl across the GCC, including an up to $2.2 million contract in Kuwait and an up to $5.5 million contract in the United Arab Emirates. Collectively, these deployments reinforce Swvl’s regional expansion strategy and reflect sustained enterprise demand for technology-enabled, large-scale transportation solutions across high-value GCC markets.

“We believe our expansion into healthcare across the GCC underscores the versatility and scalability of Swvl’s platform,” added Ahmed Misbah, Chief Financial Officer at Swvl. “Our focus remains on securing long-term, high-quality contracts that generate predictable revenue while addressing critical operational needs in essential sectors.”

With this milestone, Swvl continues to advance its regional expansion strategy, deepening its presence in Saudi Arabia and reinforcing its position as a provider of enterprise-grade, technology-enabled mobility solutions across high-growth GCC markets.

About Swvl

Swvl is a technology-driven mobility company providing scalable transportation solutions for enterprises and communities. Through its proprietary platform, Swvl delivers optimized routing, real-time visibility, and operational efficiency across large-scale transportation networks.

Forward-Looking Statements

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Swvl’s expansion strategy in Saudi Arabia and the GCC; the benefits of its mobility solutions; its belief that deployments will leverage its technology and operations stack; its ability to address complex, time-sensitive transportation needs; and its expectations regarding long-term demand for technology-enabled mass mobility solutions.

These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, assurance, prediction, or definitive statement of fact or probability. Actual results may differ materially due to various risks and uncertainties, many of which are beyond Swvl’s control. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially.

In addition, forward-looking statements provide Swvl’s expectations, plans, or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements.

More detailed information about risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

Contact

Investor Relations: Investor.relations@swvl.com